                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _________)*




                               Melamine Chemicals, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

Common Stock, par value $.01 per share (Including the Associated Preferred Share
                                   Purchase Rights)
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                        585332
                    ----------------------------------------------
                                    (CUSIP Number)

                                   Scott M. Stuart
             Borden Holdings, Inc., BW Holdings, LLC, KKR Associates,
                            Whitehall Associates, L.P.,
                       c/o Kohlberg Kravis Roberts & Co., L.P.,
               9 West 57th Street, New York, N.Y. 10019 (212) 750-8300
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)


                                   October 9, 1997
                   ------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . / /

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

CUSIP No. 585332                                       PAGE  2  OF 13  PAGES

--------------------------------------------------------------------------------
1   NAME OR REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BORDEN HOLDINGS, INC.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    00 (see item 3)
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER

                                  1,275,000*
                             --------------------------------------------------
    NUMBER OF                8    SHARED VOTING POWER
SHARES BENEFICIALLY
    OWNED BY                      0
      EACH                   --------------------------------------------------
   REPORTING                 9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                        0
                             --------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,275,000*
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.7% (based on 5,627,934 shares outstanding)*
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------
* Beneficial ownership is based solely on the provisions of the Tender Agreement, pursuant to which among other things, ChemFirst, Inc. has agreed with affiliates of the reporting person to tender the shares pursuant to the Offer and to vote the shares shown as beneficially owned in favor of the Merger and against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Offer or the Merger, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.

                                     SCHEDULE 13D

CUSIP No. 585332                                      PAGE  3  OF 13  PAGES

--------------------------------------------------------------------------------
1   NAME OR REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BW HOLDINGS LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    00 (see item 3)
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

    NUMBER OF                1,275,000*
SHARES BENEFICIALLY     -------------------------------------------------------
     OWNED BY           8    SHARED VOTING POWER
      EACH
    REPORTING                0
     PERSON             -------------------------------------------------------
      WITH              9    SOLE DISPOSITIVE POWER

                             0
                        -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,275,000*
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.7% (based on 5,627,934 shares outstanding)*
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------
* Beneficial ownership is based solely on the provisions of the Tender Agreement, pursuant to which among other things, ChemFirst, Inc. has agreed with affiliates of the reporting person to tender the shares pursuant to the Offer and to vote the shares shown as beneficially owned in favor of the Merger and against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Offer or the Merger, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.

                                     SCHEDULE 13D

CUSIP No. 585332                                      PAGE  4  OF 13  PAGES
--------------------------------------------------------------------------------
1   NAME OR REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WHITEHALL ASSOCIATES, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    00 (see item 3)
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             1,275,000*
     NUMBER OF          -------------------------------------------------------
SHARES BENEFICIALLY          8    SHARED VOTING POWER
     OWNED BY
      EACH                   0
    REPORTING           -------------------------------------------------------
     PERSON             9    SOLE DISPOSITIVE POWER
      WITH
                             0
                        -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,275,000*
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.7% (based on 5,627,934 shares outstanding)*
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
* Beneficial ownership is based solely on the provisions of the Tender Agreement, pursuant to which among other things, ChemFirst, Inc. has agreed with affiliates of the reporting person to tender the shares pursuant to the Offer and to vote the shares shown as beneficially owned in favor of the Merger and against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Offer or the Merger, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.

                                     SCHEDULE 13D

CUSIP No. 585332                                      PAGE  5  OF 13  PAGES

--------------------------------------------------------------------------------
1   NAME OR REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    KKR ASSOCIATES
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    00 (see item 3)
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             1,275,000*
     NUMBER OF          -------------------------------------------------------
SHARES BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY
      EACH                   0
    REPORTING           -------------------------------------------------------
     PERSON             9    SOLE DISPOSITIVE POWER
      WITH
                             0
                        -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,275,000*
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.7% (based on 5,627,934 shares outstanding)*
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
* Beneficial ownership is based solely on the provisions of the Tender Agreement, pursuant to which among other things, ChemFirst, Inc. has agreed with affiliates of the reporting person or its affiliates to tender the shares pursuant to the Offer and to vote the shares shown as beneficially owned in favor of the Merger and against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Offer or the Merger, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of common stock, par value $.01 per share ("Shares"), of Melamine Chemicals, Inc., a Delaware corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of November 5, 1990, as amended (the "Rights Agreement"), between the Company and Wachovia Bank and Trust Company (now Wachovia Bank, N.A.), as rights agent (the "Rights Agent"). Unless the context otherwise requires, all references herein to Shares shall be deemed to include the associated Rights. The principal executive offices of the Company are located at Highway 18 West, Donaldsonville, Louisiana 70341.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed jointly by Borden Holdings, Inc., a Delaware corporation ("Borden Holdings"), BW Holdings, LLC, a Delaware limited liability company ("BW Holdings"), Whitehall Associates, L.P., a Delaware limited partnership ("Whitehall Associates"), and KKR Associates, a New York limited partnership ("KKR Associates" and, together with Borden Holdings, BW Holdings and Whitehall Associates, the "Reporting Persons"). The agreement among the Reporting Persons relating to joint filing of this statement is attached as Exhibit 1 hereto.

         Borden Holdings is a holding company engaged solely in holding all of the capital stock of Borden, Inc., a New Jersey corporation ("Borden"). BW Holdings is a holding company holding, along with the capital stock of other entities, all of the capital stock of Borden Holdings. The address of the principal business and office of Borden Holdings and BW Holdings is 2711 Centerville Road, Wilmington, Delaware 19808.

         Information concerning the directors and executive officers of Borden Holdings is contained in Schedule A attached hereto.

         Whitehall Associates is principally engaged in the business of investing in securities. The address of the principal business and office of Whitehall Associates is 9 West 57th Street, New York, New York 10019.

         The sole general partner of Whitehall Associates is KKR Associates. KKR Associates is principally engaged in the business of investing through partnerships in industrial and other companies. The address of its principal business and office is 9 West 57th Street, New York, New York 10019.

         Messrs. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell, Paul
E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Clifton S. Robbins, Scott M. Stuart, Edward A. Gilhuly and Perry Golkin are the general partners of KKR Associates. Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Robbins, Stuart, Gilhuly and Golkin are each United States citizens, and the present principal occupation or employment of each is as a member of KKR & Co. L.L.C., a Delaware limited liability company and the general partner of Kohlberg Kravis Roberts & Co., L.P. ("KKR"), a private


                                                                         6 of 13
investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019, and 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025. The business address of Messrs. Kravis, Raether, Tokarz, Robbins, Stuart and Golkin is 9 West 57th Street, New York, New York 10019; the business address of Messrs. Roberts, MacDonnell, Michelson, Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

         During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this
Item 2 or Schedule A hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 9, 1997, MC Merger Corp., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of Borden Chemical, Inc., a Delaware corporation ("Parent"), which is itself a subsidiary of Borden, entered into a Tender Agreement (the "Tender Agreement") with ChemFirst, Inc., a Mississippi corporation ("ChemFirst"). A description of the Tender Agreement is set forth in Section 11 ("The Merger Agreement; the Tender Agreement") of the Offer to Purchase dated October 15, 1997 (the "Offer to Purchase"), which has been filed with the Securities and Exchange Commission (the "Commission") as
Exhibit 11(a)(1) to the combined Tender Offer Statement on Schedule 14D-1 and
Schedule 13D filed with the Commission by Borden, the Parent and the Purchaser on October 15, 1997 (the "Schedule 14D-1"). The information contained in Section 11 ("The Merger Agreement; the Tender Agreement") of the Offer to Purchase is incorporated herein by reference.

         The information contained in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

          On October 9, 1997, the Parent, the Purchaser and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") providing, among other things, for the making of the Offer (as defined in the Offer to Purchase) by the Purchaser, and further providing that following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger").

         Simultaneously with the execution of the Merger Agreement and as a condition to the willingness of the Parent and the Purchaser to proceed with the Offer and the Merger, the Parent and the Purchaser entered into the Tender Agreement, pursuant to which, among other things, ChemFirst agreed to validly tender (and not withdraw) the Owned Shares (as defined in the Offer to Purchase) to the Purchaser pursuant to the Offer, and to vote the Owned


                                                                         7 of 13

Shares, among other things, in favor of the Merger and against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer.

         The information contained in the Introduction, Section 1 ("Terms of the Offer; Expiration Date"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement; the Tender Agreement"),
Section 12 ("Purpose of the Offer; the Merger; Plans for the Company; Rights Agreement") and Section 14 ("Effect of the Offer on the Market for the Shares, Nasdaq National Market Quotation and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference and the foregoing description is qualified in its entirety by such reference.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         (a) and (b) As of October 9, 1997, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Borden may be deemed to have acquired beneficial ownership of the 1,275,000 shares of common stock subject to the Tender Agreement, constituting approximately 22.7% of the outstanding Shares. Beneficial ownership is based solely on the provisions of the Tender Agreement, pursuant to which among other things, ChemFirst, Inc. has agreed with affiliates of the Reporting Persons to tender the Shares pursuant to the Offer and to vote the shares shown as beneficially owned in favor of the Merger and against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Offer or the Merger. The information contained in
Section 11 ("The Merger Agreement; the Tender Agreement") of the Offer to Purchase is incorporated herein by reference and the foregoing description is qualified in its entirety by such reference.

         Purchaser is a wholly owned subsidiary of Parent, Parent is a subsidiary of Borden, Borden is a wholly owned subsidiary of Borden Holdings and Borden Holdings is a wholly owned subsidiary of BW Holdings. Whitehall Associates is the managing member of BW Holdings. KKR Associates is the sole general partner of Whitehall Associates. Therefore, Borden Holdings, BW Holdings, Whitehall Associates and KKR Associates each has the power to direct the voting of the Shares deemed to be beneficially owned by Borden, Parent and Purchaser. As a result, Borden Holdings, BW Holdings, Whitehall Associates and KKR Associates may each be deemed to beneficially own any Shares deemed to be beneficially owned by Borden. Each of Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Robbins, Stuart, Gilhuly and Golkin, the general partners of KKR Associates, has shared power to vote or direct the vote of the Shares deemed to be beneficially owned by KKR Associates. As a result, each of the general partners of KKR Associates may be deemed to beneficially own Shares that KKR Associates may be deemed to beneficially own.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Shares referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.


                                                                         8 of 13

         (c) Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Shares.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company. The information contained in Section 9 ("Source and Amount of Funds"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement; the Tender Agreement"), Section 12 ("Purpose of the Offer; the Merger; Plans for the Company; Rights Agreement") and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference and the foregoing is qualified in its entirety by such reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement, dated October 20, 1997, among Borden Holdings, Inc., BW Holding, LLC, Whitehall Associates, L.P. and KKR Associates relating to the filing of a joint statement on Schedule 13D.

2. Offer to Purchase dated October 15, 1997. (Filed as Exhibit 11(a)(1) to the Schedule 14D-1 and incorporated herein by reference.)

3. Letter of Transmittal. (Filed as Exhibit 11(a)(2) to the Schedule 14D-1 and incorporated herein by reference.)

4. Agreement and Plan of Merger, dated as of October 9, 1997, by and among Borden Chemical, Inc., MC Merger Corp. and Melamine Chemicals, Inc. (Filed as Exhibit 11(c)(1) to the Schedule 14D-1 and incorporated herein by reference.)

5. Tender Agreement, dated as of October 9, 1997, among Borden Chemical, Inc., MC Merger Corp. and ChemFirst Inc. (Filed as Exhibit 11(c)(2) to the
    Schedule 14D-1 and incorporated herein by reference.)


                                                                         9 of 13

6. Loan Agreement, dated as of July 1, 1996, between Borden Chemical, Inc., as borrower, and Borden, Inc., as lender. (Filed as Exhibit 11(b)(1) to the Schedule 14D-1 and incorporated herein by reference.)

7. Letter dated October 1, 1997 from Borden, Inc. to Borden Chemical Inc. (Filed as Exhibit 11(b)(2) to the Schedule 14D-1 and incorporated herein by reference.)























                                                                        10 of 13

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       KKR ASSOCIATES


                                       By: /s/ Scott M. Stuart
                                          ----------------------------------
                                           Name:  Scott M. Stuart
                                           Title:  General Partner

                                       WHITEHALL ASSOCIATES, L.P.

                                       By KKR Associates, its General Partner


                                       By: /s/ Scott M. Stuart
                                          ----------------------------------
                                           Name:  Scott M. Stuart
                                           Title:  General Partner

                                       BW HOLDINGS, LLC

                                       By  Whitehall Associates, L.P.,
                                              its managing member

                                       By  Borden Holdings, Inc.,
                                              attorney-in-fact


                                       By: /s/ Ellen German Berndt
                                           ----------------------------------
                                           Name: Ellen German Berndt
                                           Title: Secretary


                                       BORDEN HOLDINGS, INC.


                                       By: /s/ Ellen German Berndt
                                           -----------------------------------
                                           Name: Ellen German Berndt
                                           Title: Secretary

DATED: October 20, 1997


                                                                        11 of 13

                                      SCHEDULE A


                                BORDEN HOLDINGS, INC.


EXECUTIVE OFFICERS AND DIRECTORS:


                                                   (a) Principal Occupation and
    Name                Business Address                    (b) Office                   Citizenship
    ----                ----------------           -----------------------------         -----------

C. R. Kidder            180 East Broad Street         (a) Chairman of the Board,             U.S.
                        Columbus, OH 43215            Director, Chief Executive
                                                      Officer and President of
                                                      Borden, Inc. and (b)
                                                      President and Director of
                                                      Borden Holdings, Inc.

H. R. Kravis            9 West 57th Street            (a) Member of KKR & Co                 U.S.
                        New York, NY  10019.          L.L.C. and (b) Director of
                                                      Borden Holdings, Inc.

G. R. Roberts           2800 Sand Hill Road           (a) Member of KKR & Co.                U.S.
                        Suite 200                     L.L.C. and (b) Director of
                        Menlo Park, CA 94025          Borden Holdings, Inc.

C. S. Robbins           9 West 57th Street            (a) Member of KKR & Co.                U.S.
                        New York, NY  10019           L.L.C. and (b) Director of
                                                      Borden Holdings, Inc.

S. M. Stuart            9 West 57th Street            (a) Member of KKR & Co.                U.S.
                        New York, NY  10019           L.L.C. and (b) Director of
                                                      Borden Holdings, Inc.

A. Navab                9 West 57th Street            (a) Member of KKR & Co.                U.S.
                        New York, NY  10019           L.L.C. and (b) Director of
                                                      Borden Holdings, Inc.

R. P. Starkman          180 East Broad Street         (a) Senior Vice President              U.S.
                        Columbus, OH 43215            and Treasurer of Borden,
                                                      Inc. and (b) Vice President
                                                      and Treasurer of Borden
                                                      Holdings, Inc.

E. Berndt               180 East Broad Street         (a) Secretary of Borden, Inc.          U.S.
                        Columbus, OH 43215            and (b) Secretary of Borden
                                                      Holdings, Inc.


                                                                        12 of 13

                                  INDEX TO EXHIBITS

EXHIBIT NUMBER                         DESCRIPTION OF EXHIBITS
--------------                         -----------------------

1. Joint Filing Agreement, dated October 20, 1997, among Borden Holdings, Inc., BW Holding, LLC, Whitehall Associates, L.P. and KKR Associates relating to the filing of a joint statement on Schedule 13D.

2. Offer to Purchase dated October 15, 1997. (Filed as Exhibit 11(a)(1) to the Schedule 14D-1 and incorporated herein by reference.)

3.                 Letter of Transmittal.  (Filed as Exhibit 11(a)(2) to the
                   Schedule 14D-1 and incorporated herein by reference.)

4. Agreement and Plan of Merger, dated as of October 9, 1997, by and among Borden Chemical, Inc., MC Merger Corp. and Melamine Chemicals, Inc. (Filed as Exhibit 11(c)(1) to the
                   Schedule 14D-1 and incorporated herein by reference.)

5. Tender Agreement, dated as of October 9, 1997, among Borden Chemical, Inc., MC Merger Corp. and ChemFirst Inc. (Filed as Exhibit 11(c)(2) to the Schedule 14D-1 and incorporated herein by reference.)

6. Loan Agreement, dated as of July 1, 1996, between Borden Chemical, Inc., as borrower, and Borden, Inc., as lender. (Filed as Exhibit 11(b)(1) to the Schedule 14D-1 and incorporated herein by reference.)

7. Letter dated October 1, 1997 from Borden, Inc. to Borden Chemical Inc. (Filed as Exhibit 11(b)(2) to the Schedule 14D-1 and incorporated herein by reference.)









                                                                        13 of 13